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SEC FILE NUMBER
8-70775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LINQTO CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

260 MADISON AVE 8th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Bowden	718-551-5145	sean@linqto.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Bowden _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Linqto Capital, LLC _____ , as of December 31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Sean Bowden_____
Sean Bowden (Mar 27, 2026 10:07:09 EDT)

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Linqto25FacingLong

Final Audit Report   2026-03-27

Created:	2026-03-27
By:	Peter Sinelnikov (PSinelnikov@sddco.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA-mnDuKL6GAIaJKX1qlDOAcmHc9l3War8

"Linqto25FacingLong" History

📄 Document created by Peter Sinelnikov (PSinelnikov@sddco.com)
2026-03-27 - 1:42:04 PM GMT

✉ Document emailed to Sean Bowden (sean@linqto.com) for signature
2026-03-27 - 1:42:09 PM GMT

📄 Email viewed by Sean Bowden (sean@linqto.com)
2026-03-27 - 2:06:54 PM GMT

✒ Document e-signed by Sean Bowden (sean@linqto.com)
Signature Date: 2026-03-27 - 2:07:09 PM GMT - Time Source: server

✅ Agreement completed.
2026-03-27 - 2:07:09 PM GMT

Linqto Capital, LLC
(A wholly owned subsidiary of Linqto, Inc.)
(SEC I.D. No. 8-70775)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

INDEX TO FINANCIAL STATEMENTS

Ferrara CPA

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Member
Linqto Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Linqto Capital, LLC as of December 31, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Linqto Capital, LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has incurred operating losses and no revenue and will require additional capital to continue as a going concern. In addition, as described in Note 7, the Company is subject to an ongoing investigation by FINRA Enforcement. Additionally, the Company's parent is undergoing Chapter 11 proceedings in U.S. Bankruptcy court. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects of this uncertainty. See Note 7 for further information.

Basis for Opinion

These financial statements are the responsibility of Linqto Capital, LLC's management. My responsibility is to express an opinion on Linqto Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Linqto Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to statements. I believe that my audit provides a reasonable basis for my opinion.

error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements for Brokers and Dealers Persuant to SEC Rule 15c3-3 (*exemption*), and Schedule III Information Relating to the Possession or Control Requirements for Broker Dealers has been subjected to audit procedures performed in conjunction with the audit of Linqto Capital, LLC's financial statements.

The supplemental information is the responsibility of Linqto Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 (exemption), and Schedule III Information Relating to the Possession or Control Requirements for Broker Dealers is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Linqto Capital, LLC's auditor since 2026.

Ferrara, CPA
Hamilton, New Jersey
March 26, 2026

Linqto Capital LLC
Statement of Financial Condition
(In thousands)

	December 31, 2025
Assets	
Cash	$ 477
Prepaid expenses and other current assets	6
Total assets	$ 483
Liabilities and member's equity	
Due to affiliates	$ 156
Accounts payable and accrued expenses	4
Total liabilities	160
Commitments and contingencies (Note 6)	
Members equity	323
Total liabilities and member's equity	$ 483

The accompanying notes are an integral part of these financial statements.

Linqto Capital LLC
Statement of Operations
(In thousands)

	Year Ended December 31, 2025
Expenses	
Compensation and benefits	1,098
Accounting and professional fees	228
Legal expenses	280
Other operating expenses	185
Total expenses	1,791
Net loss	$ (1,791)

The accompanying notes are an integral part of these financial statements.

Linqto Capital LLC
Statement of Changes in Member Equity
Year Ended December 31, 2025
(In thousands)

	Member Contributions		Accumulated Deficit		Total Member's Equity	
Balance as of December 31, 2024	$	2,161	$	(3,042)	$	(881)
Net loss		—		(1,791)		(1,791)
Member contributions		2,995		—		2,995
Balance as of December 31, 2025	$	5,156	$	(4,833)	$	323

The accompanying notes are an integral part of these financial statements.

Linqto Capital LLC
Statement of Cash Flows
Year Ended December 31, 2025
(In thousands)

Cash flows from operating activities		
Net loss	$	(1,791)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		35
Due to affiliates		(207)
Accounts payable and accrued expenses		(11)
Net cash used in operating activities		(1,974)
Cash flows from financing activities		
Member contributions		500
Net cash provided by financing activities		500
Net decrease in cash		(1,474)
Cash, beginning of year		1,951
Cash, end of year	$	477
Supplemental Disclosure of Non-cash Information		
Forgiveness of intercompany debt by parent	$	2,494

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND DESCRIPTION OF BUSINESS

Linqto Capital, LLC (the "Company"), a wholly owned subsidiary of Linqto, Inc. (the "Parent"), is a Delaware limited liability company formed on March 26, 2021, and headquartered in San Jose, California. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") on November 22, 2022.

The Company was established with the intention of engaging in the approved activities but was not ever engaged to provide such services to Linqto Liquidshares LLC ("Liquidshares"), an indirect, wholly owned subsidiary of the Parent, or any other parties, during the period covered by these financial statements. Liquidshares, acting as the primary investor, purchased shares of private company securities ("Securities") primarily in the secondary market. Liquidshares then purported to allocate an economic interest in the Securities to a special purpose vehicle in the form of a series of Liquidshares (the "Series") and offered Customers the opportunity to purchase an indirect economic interest in the Securities by purchasing units in the Series.

The Company does not carry or clear customer accounts. The accompanying financial statements may not necessarily be indicative of conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements and notes have been prepared pursuant to accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. All dollar amounts in tables, except unit amounts, and in the notes to the financial statements are presented in thousands unless otherwise noted.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets, liabilities and stock-based compensation at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the Company's estimates and assumptions and these differences could be material.

REPORTABLE SEGMENTS

The Company operates the business as one reportable segment. As noted above, the Company was not operational during the period covered by these financial statements.

(Dollar amounts in thousands)

CASH

Cash is held at a single financial institution and is subject to credit risk to the extent the balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. As of the year ended December 31, 2025, the Company held $477 in cash, of which approximately $227 exceeded the insured limits. No losses have been experienced related to such accounts.

SHARE-BASED COMPENSATION

Share-based compensation expense is allocated to the Company by the Parent. The Parent has an equity incentive plan under which stock options have been granted. The Parent recognizes share-based compensation expense in accordance with ASC 718, "*Compensation – Stock Compensation*", which requires stock-based compensation cost be measured at the grant date based on the fair value of the award and recognized as compensation expense over the requisite service period. The Parent recognizes the impact of forfeitures as they occur.

INCOME TAXES

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Parent is responsible for the payment of income taxes and does not allocate income taxes to the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recently issued accounting standards that are not yet effective and has determined that none are expected to have a material impact on its financial statements upon adoption.

NOTE 3: RELATED PARTY TRANSACTIONS

Expense-Sharing Agreement

During 2025, the Company had an expense sharing agreement ("ESA"), in compliance with FINRA Notice to Members 03-63 (the "Notice"), in place with its Parent. Pursuant to the ESA, the Company's Parent allocates a portion of indirect expenses to the Company which are primarily comprised of employee-related expenses, rent, technology services and software application subscriptions provided by the Parent. The allocation of indirect expenses is based on the Company's estimate of those costs incurred by the Parent to support the operations of the Company. In accordance with the Notice, the allocation of these expenses is performed on a reasonable basis and approximates the proportional cost of a service or product to the proportional use of or benefit derived. The terms of the ESA are reviewed periodically. Indirect expenses allocated to the Company pursuant to the terms of the ESA for the year ended December 31, 2025, were $780.

(Dollar amounts in thousands)

Due to Affiliates

The due to affiliates balance represents the Company's liability to its Parent for direct expenses paid on behalf of the Company and allocated indirect expenses. As of December 31, 2025, the total balance of $156 is owed to the Parent for indirect expenses.

Contributions

February 1, 2025 – Intercompany Debt Conversion

On February 1, 2025, the Company converted $475 of unsecured intercompany payable owed by the Company into an additional capital contribution. Upon conversion, the corresponding portion of the intercompany payable was extinguished and reflected as a capital contribution in the Company's consolidated financial statements.

March 31, 2025 – Partial Intercompany Payable Conversion

As of March 31, 2025, the Company had an outstanding intercompany payable of $473 owed to the Parent. During the period, the Company converted $350 of the intercompany payable into an additional capital contribution to the Company. The converted amount was deemed satisfied upon conversion and recorded as a capital contribution.

Intercompany Payable Conversion

The Company had an intercompany payable of $1,669 owed to Liquidshares, characterized as a redemption fee. During 2025, the Parent recorded the contribution of the intercompany payable from Liquidshares and the subsequent conversion of such payable into an additional capital contribution to the Company. Upon conversion, the intercompany payable was extinguished.

Capital Contribution from Parent

During the year ended December 31, 2025, the Company received aggregate capital contributions of $2,994 from its parent, Linqto, Inc. Of this amount, $500 was funded through an intercompany cash transfer. The remaining $2,494 represents non-cash capital contributions. These amounts were recorded as increases to members' equity.

NOTE 4: SHARE-BASED COMPENSATION

Equity Incentive Plan

Share-based compensation expense allocated to the Company was $38 for the year ended December 31, 2025 and was included as a component of compensation and benefits within operating expenses on the statement of operations.

(Dollar amounts in thousands)

The Parent adopted its 2019 Equity Incentive Plan in 2019 and adopted the amended 2019 Stock Plan in 2023 (the "Plan"). Prior to the adoption of the Plan, the Parent's 2009 Equity Incentive Plan (the "2009 Plan") was in effect. The Plan provides for the grant of stock options, restricted stock awards and restricted stock units ("RSUs"), and is intended to help the Parent secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Parent and provide a means by which the eligible recipients may benefit from increases in value of the Parent's common stock.

The Plan provides for the issuance of an aggregate number of shares of common stock not to exceed 18,933,985 shares and is administered by the Parent's Board of Directors in accordance with the provisions of the Plan. For the year ended December 31, 2025, RSUs and stock options have been granted under the Plan.

Stock options

Stock options granted under the Plan generally vest over four years, with 25% cliff vesting at one year after the grant date and the remainder vesting monthly over the remaining three years. Stock options generally expire 10 years from the grant date. The Parent has made an accounting policy election to recognize the effect of forfeitures in compensation cost when they occur. Accordingly, previously recognized compensation cost related to forfeited awards is reversed in the period that the award is forfeited.

The Parent measures stock-based compensation cost of the stock options based on the grant date fair value of the stock option, determined using the Black-Scholes option pricing model, and recognizes expense over the service period of the awards. The significant unobservable inputs in the Black-Scholes model used to determine the grant date fair value of the stock options issued for 2025 were as follows:

	Year Ended December 31, 2025
Fair value of common stock	\$.49 - \$1.51
Dividend yield	0.0%
Risk-free interest rate	3.79% - 3.82%
Expected volatility	49.0% - 49.1%
Expected term (in years)	5.7 - 6.0

Expected term is the estimated period over which recipients are expected to hold their options. Volatility is based on a range of volatilities used by comparable public companies. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date with a maturity date commensurate with the expected term of the associated award. The inputs utilized require judgment and estimates. Changes in these inputs could impact the measurement of the estimated fair value.

(Dollar amounts in thousands)

NOTE 5: REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act of 1934). Under the basic method permitted by this rule, net capital, as defined, shall not be less than the greater of $5 or 6.667% of aggregate indebtedness. As of December 31, 2025, the Company's net capital was $318, which was approximately $307 above its required net capital of $11, and its percentage of aggregate indebtedness to net capital was 50.3%.

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3) and computation of customer and proprietary securities ("PAB") account reserve requirements and possession or control requirements as the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which include claims for substantial or unspecified damages.

The Company is currently the subject of an ongoing investigation by FINRA Enforcement, as well as potential involvement in a broader SEC investigation focused on the Company's Parent and its affiliated fund, Liquidshares. The SEC has requested documents related to the Company's ATS. The Company is fully cooperating with all applicable regulatory inquiries.

The Company has been named in a customer arbitration claim filed with FINRA in the amount of approximately $138. The claimant's amount has been addressed pursuant to the parent company's bankruptcy plan. The Company has filed a motion to dismiss the matter with FINRA. The arbitration has not commenced. At this time, management does not believe this matter will have a material adverse effect on the Company's financial statements.

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and will provide disclosures when losses are reasonably possible and records loss contingency reserves when losses are probable and reasonably estimable in accordance with the loss contingencies accounting guidance. As of and for the year ended December 31, 2025, there were no loss contingencies recorded related to these matters, as no loss was deemed probable and reasonably estimable.

NOTE 7: GOING CONCERN

In accordance with ASC 205-40, Presentation of Financial Statements – Going Concern, the Company's management has evaluated whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

On July 7, 2025, Parent, along with three subsidiaries (the Company is not a debtor in these Chapter 11 filings), initiated Chapter 11 proceedings in U.S. Bankruptcy Court (the "Court") to facilitate a court-supervised restructuring that is expected to allow it to restructure the business and help resolve ongoing regulatory investigations faster. As of December 31, 2025, the Company has incurred recurring operating losses, has limited liquidity, and—to the extent allowed by the Court as set forth in the court-approved budget—is dependent on the Parent's continued capital contributions to fund operations. The Parent has confirmed the existence of regulatory investigations, including an investigation by the Securities and Exchange Commission, involving potential securities law violations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To mitigate the concerns about the Company being able to meet its obligations, Management has confirmed that the Bankruptcy Court has approved the budget for the debtor-in-possession ("DIP") financing secured by the Parent, which per the signed ESA and subject to the Court's approval, covers the majority of the operating costs incurred by the Company. The Parent has secured debtor-in-possession (DIP) financing, which the Court approved at a hearing on the matter, on July 8, 2025. The Parent has further implemented a plan to significantly reduce and delay certain expenditures to improve their overall financial position, as part of its efforts to reorganize, while it formulates a final plan of reorganization (the "Reorg Plan") for the Court's approval. The Parent's negotiations with investors and creditors are ongoing. As such, the Parent expects to have these issues resolved over the next 10-12 months, through the court-approved Reorg Plan. Additionally, the Parent is re-evaluating its business strategy and is seeking new ways to monetize existing resources, in a manner consistent with the US Bankruptcy Code and approved by the Court. However, there can be no assurance of these desired outcomes as they are subject to the Parent's ability to secure funding in sufficient amounts and on acceptable terms, and subject to the Court's approval.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements were available to be issued. No subsequent events were identified that require recognition or disclosure in the accompanying financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025


Linqto Capital LLC
Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities and Exchange
Commission Act of 1934
December 31, 2025
(In thousands)


		December 31, 2025
Net Capital		
Total member's equity qualified for net capital	$	324
Deduction for non-allowable assets:		
Prepaid expenses and other assets		(6)
Net capital		318
Aggregate indebtedness	$	160
Computation of Basic Net Capital Requirement		
Minimum net capital required (amount based on the greater of $5,000 or 12.5% of aggregate indebtedness)	$	11
Excess net capital	$	307
Ratio of aggregate indebtedness to net capital		50.3

Pursuant to Rule 17a-5(d)(4), there are no material differences between the computation of net capital under Rule 15c3-1 included in this supplemental schedule and that reported by the Company in Part IIA (Unaudited) FOCUS Report as of December 31, 2025, as filed January 24, 2026.

Linqto Capital LLC

Schedule II
Computation for Determination of the Reserve Requirements
for Brokers and Dealers Pursuant to SEC Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2025

The Company is exempt from the Computation of a Reserve Requirement because the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5.

Schedule III
Information Relating to the Possession or Control Requirements
for Brokers and Dealers Pursuant to SEC Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2025

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 because the Company's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5.

Ferrara CPA

100 Horizon Center Blvd

Hamilton, NJ 08691

Tel: 609-865-5391

Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member

Linqto Capital, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Linqto Capital, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company was not operational in the period covered by the financial statements. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA

Hamilton Square, New Jersey

March 26, 2026

Linqto Capital LLC
Statement of Exemption

Linqto Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17-a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR 240.17a-5 because it was not operational during the period covered by the financial statements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not and will not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) through December 31, 2025 without exception.

I, Sean Bowden, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: March 26, 2026

Linqto Capital LLC

Sean Bowden
Sean Bowden (Mar 27, 2026 10:06:46 EDT)

Sean Bowden
Chief Executive Officer

Linqto25Exemption

Final Audit Report 2026-03-27

Created:	2026-03-27
By:	Peter Sinelnikov (PSinelnikov@sddco.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA7qlYCM9mSMoGck3CJtOhz9qlzZafdsrA

"Linqto25Exemption" History

Document created by Peter Sinelnikov (PSinelnikov@sddco.com)
2026-03-27 - 1:40:43 PM GMT

Document emailed to Sean Bowden (sean@linqto.com) for signature
2026-03-27 - 1:40:47 PM GMT

Email viewed by Sean Bowden (sean@linqto.com)
2026-03-27 - 2:06:31 PM GMT

Document e-signed by Sean Bowden (sean@linqto.com)
Signature Date: 2026-03-27 - 2:06:46 PM GMT - Time Source: server

Agreement completed.
2026-03-27 - 2:06:46 PM GMT